Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

Additional Information

Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. will file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the proposed transfer to Marathon by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon Oil Corporation (Marathon) of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC and other related businesses, the anticipated effects of the acquisition on earnings per share and cash flow, an offering of Marathon common stock, the estimated impact of the proposed acquisition and anticipated offering on Marathon’s cash-adjusted debt-to-capital ratio, and a projection of capital employed by business segment. Some factors that could affect the acquisition and the anticipated financial effects include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003, and subsequent Forms 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

This filing contains a transcript of a conference call and Web cast with security analysts on March 19, 2004 at 11:30 a.m. (EST), announcing Marathon’s proposed acquisition of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC (MAP). Participants from

Marathon Oil Corporation and Marathon Ashland Petroleum LLC included, Clarence P. Cazalot, President and Chief Executive Officer of Marathon, Janet F. Clark, Senior Vice President and Chief Financial Officer, Gary Heminger, President of MAP, Garry Peiffer, Senior Vice President of Finance and Information Technology, Bill Schwind, Vice President, General Counsel and Secretary, Richard L. Horstman, Assistant General Counsel, and Raja Sahni, Director of Tax and Financial Planning. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Marathon Oil Corporation

Conference Call / Web Cast Transcript

Event Date: March 19, 2004

Event Time: 11:30 a.m. EST

CORPORATE PARTICIPANTS

Kenneth L. Matheny
Marathon Oil Corporation — Vice President, Investor Relations and Public Affairs

Clarence P. Cazalot, Jr.
Marathon Oil Corporation — President and Chief Executive Officer

Janet F. Clark
Marathon Oil Corporation — Senior Vice President and Chief Financial Officer

Gary R. Heminger
Marathon Ashland Petroleum LLC — President

Garry L. Peiffer
Marathon Ashland Petroleum LLC — Senior Vice President, Finance and Information Technology

William F. Schwind, Jr.
Marathon Oil Corporation — Vice President, General Counsel and Secretary

Richard L. Horstman
Marathon Oil Corporation — Assistant General Counsel

Raja Sahni
Marathon Oil Corporation — Director of Tax and Financial Planning

CONFERENCE CALL PARTICIPANTS

Operator

PRESENTATION

Operator

Good day, everyone, and welcome to this Marathon Oil Corporation Investor Relations conference call. Today’s call is being recorded. For opening remarks and introductions, I would like to turn the call over to Kenneth Matheny, Vice President of Investor Relations and Public Affairs. Please go ahead, sir.

Ken Matheny - Marathon Oil Corporation — Vice President, Investor Relations and Public Affairs

Thank you very much, James. I’d like to welcome everybody today to Marathon’s conference call to discuss our acquisition of Ashland’s 38% minority interest in Marathon Ashland Petroleum Company.

With me on this call today are Clarence Cazalot, President and CEO of Marathon; Janet Clark, Senior Vice President and Chief Financial Officer of Marathon. Also with me from Marathon Ashland Petroleum Company is Gary Heminger, President of MAP; and Gary Peiffer, Senior Vice President of Finance and Information Technology. Also with us from Marathon today is Bill Schwind, our General Counsel; Dick Horstman, Assistant General Counsel; and Raja Sahni, our Director of Tax and Financial Planning for Marathon.

Before we start, we need to move to the next slide, forward-looking information. Except for historical information, the enclosed presentation materials contain certain forward-looking information. This forward-looking information is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied from such information. In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its annual report on Form 10-K for the year ended December 31, 2003, and in subsequent forms 8-K, cautionary language identifying important factors, though not necessarily all such factors that could cause future outcomes to differ materially from those set forth in the forward-looking statement.

I have additional information. Marathon Oil Corporation, Ashland, Inc., New EXM, Inc., and ATB Holdings, Inc., will file a proxy statement/prospectus with the U.S. Securities and Exchange Commission in connection with the transaction. Investors and security holders are urged to read this document when it becomes available because it contains important information.

Investors and security holders may obtain a free copy of that document when it is available and other documents filed by Marathon, Ashland, New EXM, Inc., and ATB Holdings, Inc., with the SEC at the SEC’s website at www.sec.gov. The proxy statement, prospectus and other documents may also be obtained for free by calling Marathon Investor Relations at 713-296-4171.

I’d now like to turn the call over to our president and CEO, Clarence Cazalot.

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Thank you, Ken, and good morning, everyone. If we could turn to the next slide, building the new Marathon, this slide illustrates the numerous steps we’ve taken over the last four years to transform and improve Marathon and to build really a solid platform for profitable growth. And the transaction we’ve announced today is wholly consistent with our stated strategic directions and is but the next step in our continued transformation.

If I could turn to the vision slide, our vision remains unchanged, and that is to be the pacesetter in creating sustainable value growth through innovative energy solutions and unique partnerships. Turning to the next slide, we intend to achieve that sustainable value growth through our differentiated business model, comprised of a solid E&P business, a growing integrated gas business, and now, as you know, an expanded and larger refining marketing and transportation business.

Turning to the next slide, the transaction summary, much of this you’ve already gleaned from the press release that we will pay $2.93 billion to acquire the 38% minority interest in MAP. We will pay $94 million to acquire two other complimentary businesses, a maleic anhydride plant in Neal, West Virginia, that is located near our Catlettsburg refinery and is synergistic with that refinery and 61 Valvoline Instant Oil Change (VIOC) stores. MAP will now become, with the closing of this transaction, a wholly-owned entity of Marathon. The transaction is a two-step structured transaction that we will talk about in just a moment. And closing is expected in the fourth quarter of 2004.

This transaction, turning to the next slide, has been structured to achieve several things. One is, of course, tax efficiency. We also wanted to ensure that Marathon, on a going-forward basis, was insulated from Ashland’s liabilities. We wanted to ensure that we emerged from this transaction with sufficient financial flexibility to support our global profitable growth aspirations, and as Janet Clark will describe to you a little later, our debt-to-capital target will remain well within the 40% level we’ve talked about in the past. We expect our financing plan will maintain our credit quality and ratings. And we believe that this negotiated agreement outside of the put-call agreement, gives us much more certainty around valuation and timing versus waiting on the exercise of either the put or the call.

With that, I will turn it over to our Chief Financial Officer, Janet Clark.

Janet Clark - Marathon Oil Corporation — Senior Vice President and CFO

Thank you, Clarence. This has been structured as a two-step transaction. The first step of which is the partial partnership redemption. In that step, we take approximately $794 million in MAP’s cash and accounts receivable for a portion of the minority interest. Immediately subsequent to that, a spin-merge transaction acquires the remaining minority interest in the other businesses. That being the maleic anhydride business and the VIOC stores. As part of that step, we will issue $315 million worth of Marathon shares directly to the Ashland shareholders and we will take on approximately $1.9 billion of newly created assumed debt. In addition, we will take on about $15 million in present value of assumed environmental liability.

On the next slide, the total consideration, it presents in tabular form. The sources and uses of funds in the transaction. The negotiated value for the MAP minority interest is about $2.9 billion, and for the other businesses approximately $94 million, for total consideration of just over $3 billion. In terms of what that consideration is made up of, first there’s the $315 million worth of Marathon stock issued to Ashland shareholders, the approximate $794 million of MAP cash and accounts receivable, approximately $1.9 billion of new transitory debt that is incurred at closing, and I’ll tell you in a second how that will be paid off and the environmental liabilities, for a total consideration of the $3 billion.

Now, that $1.9 billion of transitory debt that we’ll be assuming, subject to IRS approval, we will immediately repay that. And we will repay that through cash on hand and a new equity offering of approximately $1 billion. We intend to initiate a public offering of about $1 billion of Marathon shares as soon as practical. The rationale for that is to take the financing risk off the table today.

We believe that that $1 billion in new equity combined with the $315 million issued directly to the Ashland shareholders will maintain the strength and credit quality of the Company, such that on a going-forward basis we will be able to continue conservatively financing our growth. I’ll mention to you that the $315 million worth of equity that will be issued at closing will be based on the average Marathon stock price for the 20 days prior to the transaction.

Turning to the next slide, we’ll talk about the projected capital structure. In the first column we provide the capitalization as of 12/31, which, as you know, we had $4.4 billion of long-term debt outstanding, stockholders equity was about $6 billion, total cap would be $10.4, and as you also know, we had about $1.4 billion of cash on hand. On a cash-adjusted debt to cap that gave us about 33%.

As we’re looking for this transaction to close late in the year, we’re providing in this table changes that would occur as of the transaction. The first item is the repayment of $272 million of the current portion of long-term debt during the year. We show an increase in stockholders’ equity of $612 million. That is based upon first-call estimates adjusted for the impact of the transaction in the fourth quarter, and cash is also based on first-call estimates adjusted for Capex.

In the third column, the acquisition consideration, we show you the $1.3 billion of additional stockholders’ equity, that’s proceeds from the anticipated public offering, as well as the shares issued directly to the Ashland shareholders. You see a $1.7 million of cash outflow, that is a combination of cash on hand and the accounts receivable that are used as part of the partial redemption at the time of closing.

So that takes us to a year-end projected capitalization of just over $4 billion of long-term debt, stockholders equity of about $8 billion, total capitalization $12.1 billion, showing a negative cash of about $500 million. I would point out that it is anticipated that we will put an accounts receivable sale facility in place at MAP to accommodate that shortfall. In a sense, in essence, we end up with a debt to cap of about 36% at the end of the year. And I can tell you that this morning so far S&P and Fitch have both affirmed our rating with a stable outlook.

As we go on to the next slide, the major conditions to closing, first we do need a favorable IRS ruling. As I said, we would expect it will be six to nine months before we will be at closing. We’ll need opinions of outside tax counsel, consents from the Ashland public debt holders, Ashland shareholder approval, Hart-Scott-Rodino clearance, and updated Ashland solvency opinions. Again, we’re looking forward to closing late this year.

With that I will turn it back to Clarence to talk about the strategic rationale.

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Thank you, Janet. We go to the next slide, strategic rationale. You see here some of the key reasons that we believe this is the right transaction for Marathon at this time. If we go to the next slide, I’ll begin discussion of the strong R&M fundamentals we see. And moving to the next slide, you see the various points we want to make on this.

The last new refinery built in the U.S. was our Garyville refinery in 1976. The Midwest market, in which you know MAP is the largest refiner with 631,000 barrels a day of refining capacity, is about a million barrels a day on average short of supply throughout the year. We believe the impact of clean fuels regulation is going to have an impact on the amount of supply available in the Midwest. There’s been a recent study showing about six small economically vulnerable refineries that are at risk and they have total capacity of about 233,000 barrels a day. All of that leads us, again, to a very positive view, growing light product demand growth and a forward outlook for crack spreads that continues the improvement we’ve seen in the past.

Going to the next slide, you can see that over these four-year periods, sort of rolling average periods, we’ve seen an increase in both Gulf Coast and Chicago crack spreads quite dramatically. As you recognize about two-thirds of our refining capacity is Chicago-related as opposed to Gulf Coast. 2004 forward looks very strong. The 2004 forward curve based on NYMEX U.S. Gulf Coast currently stands at about $5.91 a barrel as opposed to the $3.80 per barrel average we’ve seen over the last four years. So we have a very strong outlook, particularly for domestic R&M but particularly in the Midwest.

Turning to the next slide, this transaction allows us to secure 100% interest of a top quartile refining and marketing business. Turning to the next slide, MAP has indeed been a top quartile performer since its creation in January 1 of 1998. It has yielded about $9.1 billion dollars in cash distributions and capital expenditures in that time frame, of which $5.3 billion was distributed pretax to the two shareholders. We’ve seen branded gasoline sales growth four and a half times the national average.

We are the number one gasoline supplier in Ohio, Kentucky, Indiana, Michigan, and West Virginia. We’ve seen very strong same-store merchandise sales growth in SSA. And we have quality assets. In fact, of the 13 U.S. refineries that have earned the OSHA Star status we own two of those.

Turning to the next slide, you know many of the statistics, but MAP is indeed the fifth-largest U.S. refiner with an integrated seven-refinery network. We now have crude oil capacity of 948,000 barrels a day up from the 935,000 barrels a day that you’ve seen before because of the recent expansion at our Garyville plant. And as I’ve stated already, we are the largest Midwest refiner with 631,000 barrels a day of capacity.

But we’re much more than just a refiner. We have an advantage terminal transportation and marine network with over 8,000 miles of pipeline, either owned, operated, or leased. We come to the marketplace with a variety of brand offerings. We sell into the spot and wholesale market. We have 3,900 branded Marathon stations. We have 1,800 company-owned and operated Speedway outlets, and we are a 50% owner of Pilot Travel Centers, which is the largest travel center network in the country.

Turning to the next slide, I think perhaps of critical importance is this gives us increased strategic flexibility. And the next slide shows that it certainly gives us expanded company scale, but it certainly gives us as well the ability to leverage access to the premium U.S. market. And to use that access with major crude oil suppliers, be they Canadian heavy oil producers, be they Middle East producers or Russian producers. And we will have the opportunity and the strategic optionality to consider how we use that leverage to access either new upstream opportunities or create greater value in our downstream assets. And this will enhance our relationship as well with key national oil companies particularly those that export crude to the U.S. market.

Turning to the next slide, which is capital employed, I think it’s obvious to all of you that this transaction takes us to a position that’s different from where we have expressed our future vision, and that is that we will now be roughly 50/50 between exploration and production and refining marketing and transportation on a projected basis as of year-end 2004. Our target for the future, as shown on this slide, though, for 2008, remains unchanged.

We will invest more heavily in the E&P segment because we see certainly a more global business with greater growth opportunities and we will grow that business. We will grow the integrated gas business, but I don’t want anyone to believe for a moment that we will cease to invest in profitable growth in refining, marketing and transportation. One of the great things about MAP and its marketplace is we continue to see excellent growth opportunities, and they will compete for our valuable capital expenditures with all the other opportunities we see.

Turning to the next slide, this transaction is accretive to earnings and cash flow. And turning to the next slide, that shows some detail on that, we have laid out in terms of assumed WTI and Henry Hub prices from 2004 to 2006 based on the average of first call, and then we have shown flat WTI 3-2-1, crack spreads, for both Chicago and U.S. Gulf Coast at $5.50 and $4.15 a barrel, and then we have a sensitivity with 50 cents per barrel higher crack spreads shown there as well.

I would point out that these projections exclude any synergies and involves the $1.3 billion of new equity issued at about $34.47 a share. You can see that the transaction for 2004 is dilutive, slightly dilutive because of the timing of the equity issue as opposed to the closing of the transaction. On an adjusted 2004 basis it would certainly be positive both in terms of EPS and cash flow and positive in terms of going forward 2005 and 2006.

Turning to the next slide, in terms of a strategic rationale, this acquisition gives us an increased source of OECD non-depleting cash flows. And to the next slide, you can see since MAP’s formation in 1998 the combination of its pretax distributions to shareholders and capital expenditures has averaged about $1.5 billion a year. That is a solid level of cash flow that gives us, along with a growing integrated gas business and an LNG future, a stable, non-depleting, solid level of cash flow that will compliment very well the volatility of the E&P business and the natural depletion that we see in that business, the need to continually replenish it and reinvest in it.

Turning to the last slide, in summary we believe this is a great transaction for this company. It will enable us to do much more than we have been able to do in the past. It is $2.93 billion for the MAP minority interest, $94 million for the other complementary businesses. It really enhances our flexibility for global growth and we believe it’s good value and accretive to our earnings and cash flow on a going forward basis.

So with that, we would be pleased to take any questions that you might have.

QUESTION AND ANSWER

Operator

Thank you. Today’s question-and-answer session will be conducted electronically. If you would like to ask a question you may do so by pressing the star key followed by the digit 1. If you are using a speakerphone please make sure your mute function is turned off. We’ll take as many questions as time permits. Press star 1 if you have a question. We’ll take our first question today from Bruce Lanni with A.G. Edwards.

Bruce Lanni - A.G. Edwards

I’m sorry, I tuned in actually a little bit late so I didn’t get to catch exactly what you said but what was the key trigger to the timing to acquire MAP? Was it just the timing right now and your ability to do it? That’s the first question.

Clarence Cazalot - Marathon Oil Corporation — President and CEO

I think, Bruce, all of the elements I just laid out in terms of the strategic rationale of this transaction, it was our motivating factor, and obviously the sooner that we could get this deal consummated, the sooner we could move on to the other elements of growth that we see for the company. I think, as I said a moment ago, it’s an enabling transaction. I think there was a real logic for us and Ashland to do this on a direct negotiated basis as opposed to waiting around for the put-call, and I know Ashland saw it the same way, and we’re just pleased that we were able to make it all work.

Bruce Lanni — A.G.Edwards

And quickly, I tried to put some numbers together, again I do apologize on this, but I’m just trying to get a feel for what, on an EBITDA basis. You may have gone over this but does it work out to about four and a half to five times EBITDA for the paying of MAP if you just back out, you know, not considering that you’re issuing equity but just the $3 billion transaction, does that seem about right?

Janet Clark — Marathon Oil Corporation, Senior Vice President and CFO

This is Janet. It depends on what your assumptions are as to the EBITDA. If you look back over the three or five-year period it’s actually probably higher than that. If you look forward where crack spreads are right now that might be a reasonable estimate.

Bruce Lanni — A.G. Edwards

So four and a half to five would be reasonable on a forward-looking basis. Okay.

Janet Clark — Marathon Oil Corporation, Senior Vice President and CFO

Depending on what crack spreads, what assumptions you make.

Bruce Lanni — A.G. Edwards

But usually looking back, I guess what I’m trying to get a feel for is, what is your number, I guess, looking back? How about that?

Janet Clark — Marathon Oil Corporation, Senior Vice President and CFO

Over the last three years, about 5.7 times.

Bruce Lanni — A.G. Edwards

Okay. That’s still really good. Thanks a lot.

Operator

We’ll take our next question from Louis Ropp with Barrow Hanley.

Lewis Ropp — Barrow Hanley Mewhinny & Strauss

Clarence, you had indicated in the past that you thought that the position with the refining assets would give you some opportunity to lever into some of the upstream growth in Canada, and yet you had divested some of your own assets in Canada. Are you prepared or can you just comment on that a little bit?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

I’ll be very general, Louis, because I don’t want to compromise future negotiations, but I think we’ve said that we are extremely bullish on the opportunities presented for Marathon by the growth in Canadian heavy oil production which has really nothing to do with the assets we had in western Canada which I think, as you may recall, were about 85% gas, fairly mature properties, and we sold at a very good price. In fact, that was one of the transactions last year that helped create some of the financial flexibility we’re using to affect this transaction. But, you know, when we look at — and there are varying estimates — at least a million barrels a day of incremental Canadian production, I’ve seen estimates as high as 1 million barrels a day, of production that is going to look for a home most of which is going to funnel into the U.S. and much of that will come into PADD II. We have seen historically and I know Jacques Rousseau just put out a report that we agree with a great deal, showing that light/heavy differential between WTI and Lloyd Minster has grown dramatically. There’s a great opportunity for value creation for Marathon and what we have to determine is, is it better to capture that value solely at the refineries, or is it better to be integrated across that chain in terms of being a heavy oil producer, as well as a refiner. But that’s part of the strategic optionality we’ve spoken to in the past. That is going to become obviously a driving factor for us as we look at our future going forward, and really sort of what are the rebalancing options we have as a company.

Lewis Ropp — Barrow Hanley

Okay. Thank you very much.

Operator

We’ll move on to Arjun Murti with Goldman Sachs.

Arjun Murti — Goldman Sachs

A follow-up to Louis’s question. In terms of types of upstream transactions it would make sense for Marathon to consider, I guess your comments on strategic flexibility this provides with the national oil companies and the relationship to Canadian crude, it would seem like the type of transaction would be something like Canadian oil sands, Russia or the Middle East, as opposed to all the other types of upstream companies or properties that exist. For example, U.S. gas, North Sea oil, and those types of things. Obviously it’s uncertain and it’s early going but can we assume the strategic direction of future upstream transactions will be based towards Canadian oil sands, Russia or the Middle East?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Those are certainly going to be possibilities, Arjun. I don’t want to foreclose any other good opportunities, but obviously in terms of backward integration, or use of access to our — to the premium U.S. market, those are certainly the areas that you would think are the highest priority, and suffice it to say there have been earlier intentions, I think, expressed by some of those producers to access the U.S. market, and when anyone looks at the U.S. market, MAP certainly emerges as a highly attractive partner to work out transactions with.

Arjun Murti — Goldman Sachs

Absolutely. Just one additional question. Could you all provide just any commentary on your comfort, and I think Ashland alluded to this, that none of their asbestos liability or any other liability would some day accrue to Marathon. I think you all do have confidence in that. Maybe you can elaborate.

Clarence Cazalot - Marathon Oil Corporation — President and CEO

I’m going to turn that over to Dick Horstman.

Dick Horstman — Marathon Oil Corporation, Asst. General Counsel

The transaction has been structured to isolate the entity that Marathon is acquiring, referred to in some of the information that’s been released this morning from HoldCo. as from Ashland’s non-MAP liabilities, including its asbestos related liabilities. The structure is also designed to minimize fraudulent transfer concerns.

Arjun Murti — Goldman Sachs

Great. Just a final question in terms of the timing of the billion dollar equity offering. Presumably that would come after an IRS ruling on the tax-free nature of the transaction but not necessarily after closing of the transaction.

Dick Horstman — Marathon Oil Corporation, Asst. General Counsel

Actually, as we said in the press release, it’s our intention to initiate an equity offering as soon as practical.

Arjun Murti — Goldman Sachs

Great. Thank you very much.

Operator

Fred Leuffer with Bear Stearns has our next question.

Fred Leuffer — Bear Stearns

Good morning. Now afternoon, I guess. Just a couple of questions. First, I don’t know if you can separate out for us or if you care to separate out for us the values put on refining versus marketing. Second, what is the DD&A and deferred tax impact from the transaction? And thirdly, just, you know, on the notion of upstream acquisitions, can you give us an idea of what you consider to be a target size?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

I’m going to ask Raja to address the first two questions.

Raja Sahni — Marathon Oil Corporation, Director of Tax & Financial Planning

Fred, we valued the minority interest on a business-wide basis, and at this point, it would be inappropriate to comment on the values of any particular component. With regards to the projected DD&A impact, again, this would be highly dependent on the purchase price allocation which is, I’m sure you appreciate, will occur at closing, but the very preliminary estimates are that the operating income impact through DD&A is in the vicinity of $20 million a year pretax. So that’s fairly insignificant in the overall context of either MAP or Marathon.

Fred Leuffer — Bear Stearns

Is there any deferred tax impact?

Raja Sahni — Marathon Oil Corporation, Director of Tax & Financial Planning

As we’re structuring this as a tax-free transaction, if we get IRS clearance to do so, it will obviously occur at carryover basis, and there will be a book-to-tax difference which will generate a deferred tax liability.

Fred Leuffer — Bear Stearns

Can you quantify how much?

Raja Sahni — Marathon Oil Corporation, Director of Tax & Financial Planning

It’s very early, and we really need to wait for the purchase price allocation to occur at closing.

Fred Leuffer — Bear Stearns

No ballpark?

Raja Sahni — Marathon Oil Corporation, Director of Tax & Financial Planning

Not at this point in time.

Fred Leuffer — Bear Stearns

Okay.

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Fred, in terms of the size of an upstream transaction it’s really premature for us to speculate about that. I would simply say we look at a number of opportunities to see what makes the most sense for us, and there’s nothing to say we do any transaction at this point, so it’s premature to talk about any size.

Ken Matheny — Marathon Oil Corporation, Vice President, Investor Relations and Public Affairs

Fred, I think the most important piece of information for either on a modeling basis, I would suggest $20 million of additional DD&A.

Fred Leuffer — Bear Stearns

Thanks. Clarence, I guess what I was thinking about is, you know, constraints that you might want to put on in terms of incremental debt or, you know, in the form of how you look at it, a debt ratio, and or would you be willing to issue additional equity to do upstream transaction?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Again, it’s premature to talk about how we would structure them, Fred. We don’t — there’s nothing to say we’re going to do a transaction at this point. I think, frankly, as I’ve said before, with the portfolio of assets and opportunities we’ve got today, now with the MAP transaction, we believe we’ve got the financial wherewithal and the flexibility to fund the growth that we see going forward. So there’s not a need to do anything. I would simply tell you we continue to be mindful and aware of all the possible opportunities out there that can grow value for this company. But it’s premature to speculate on timing or size or how we would finance it.

Fred Leuffer — Bear Stearns

Thank you.

Operator

Next we hear from Paul Ting with UBS.

Paul Ting — UBS Warburg

Yes. I apologize. Couple of questions. First of all, in your presentation, you mentioned the fact that upon completion of the transaction you would be looking at 50/50 upstream downstream capital employed, ultimate goal is still 60/30, recognizing the fact that a very important part of that strategy is to grow your upstream. Would you also be interested in divesting anything on the downstream looking forward?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

I would say, Paul, that you recognize that we sold about $1.2, $1.3 billion of assets last year, about a billion of which was upstream. I think we’ve pretty well sold what we intend to sell, but I would also tell you that, you know, our portfolio is under constant and rigorous review, and whether it’s assets not performing at the level we would like or, frankly, assets where we think we can capture far greater value in the market than we can by operating it, we’ll continue to have a churn of our asset base. So no immediate plans. I would tell you that — but we’re always open to opportunities to capture value and reinvest into better opportunities.

Paul Ting — UBS Warburg

So no immediate plans to divest any downstream assets.

Clarence Cazalot - Marathon Oil Corporation — President and CEO

No.

Paul Ting — UBS Warburg

Okay. Thanks. Just a follow-up question. Would you be running MAP differently than the way it was run before, operationally?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

No, you know, Paul, obviously when you’ve got a very well-run, top quartile, best-in-class performer, I don’t think you want to mess with it too much. Not to say that when we have an opportunity to really sit down and look at the future, there may be some natural efficiencies that we can capture. But for the most part, you know, we’re very pleased, I know as our partner Ashland is, with the leadership team, the people and the assets of MAP. So this isn’t a business we have to take over and make changes with. We’re very pleased with what they’re doing.

Paul Ting — UBS Warburg

So one should not be looking for any dramatic improvements in terms of synergy and what have you?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

No, I would not.

Paul Ting — UBS Warburg

Great. Thanks a lot, I appreciate it.

Operator

Our next question comes from Paul Cheng with Lehman Brothers.

Paul Cheng — Lehman Brothers

Hey, guys. Several quick questions. Clarence, with the — now that you have 100% of MAP, will MAP become a vehicle for acquisition growth in the future?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Well, Paul, the first thing I would say is we don’t have 100% of MAP.

Paul Cheng — Lehman Brothersg

Right. Sure.

Clarence Cazalot - Marathon Oil Corporation — President and CEO

I would just caution everyone —.

Paul Cheng — Lehman Brothers

Sure.

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Will it become a vehicle for what? I’m sorry.

Paul Cheng — Lehman Brothers

For acquisition growth. Will MAP engage in a more aggressive growth mode through acquisition?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

In terms of additional downstream opportunities?

Paul Cheng — Lehman Brothers

That’s correct.

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Perhaps. Suffice it to say MAP has not been standing still, as you know. The capital investments in MAP have risen from $400 million a year in 1998 to $800 million a year last year and will continue at a fairly substantial level for the next couple of years because of the substantial investment program and our first slide out there I think showed all the number of growth opportunities we’ve invested in MAP, and we continue to expand our capacity as we did at Garyville, as we’re doing at Detroit, so we see good opportunities going forward. We’re very bullish, particularly on the refining side. MAP remains aware of and attentive to the opportunities out there. So will we continue to invest in profitable growth in MAP? Absolutely.

Paul Cheng — Lehman Brothers

Okay. And so that means that given you already have 50/50 in terms of capital employed, upstream/downstream that in itself would not be an issue to make you hesitant to further growth for downstream through acquisition, if I understand you correctly.

Clarence Cazalot - Marathon Oil Corporation — President and CEO

That’s right, Paul. I think frankly, as I said a moment ago, we’re going to look at the full suite of opportunities we have, E&P, integrated gas, and R&M, and we’re going to invest in those that create the greatest value. What I’m indicating to you, out into the future we expect that that will result in that 60/30/10 mix that we showed before, but it isn’t necessarily going to be a straight line to get there.

Paul Cheng — Lehman Brothers

Sure.

Clarence Cazalot - Marathon Oil Corporation — President and CEO

And, you know, as I’ve said to you before, I think the exciting thing about Marathon, and I think what really differentiates us from our competition, is we’re sitting here today with far more good investment opportunities on our plate than we can fund, and that’s precisely where we want to be. It’s my expectation we’ll continue to generate great upstream opportunities, great integrated gas opportunities, and I know MAP’s team is going to bring in opportunities there. Having the ability to prioritize and select from that broad list, I think is a real competitive advantage for us in terms of capturing value into the future.

Paul Cheng — Lehman Brothers

Sure. Clarence, I’m wondering, is there any arbitrage type of guideline that you have in mind that you do not want downstream to be over 60% for the total corporation or debt did not exceed at all?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Not really. I think we continue to have to just look at what the value is coming out of our respective businesses, and, you know, as we look at the future for R&M, I think some of the views that people have had in the past in terms of the challenged profitability of that business or the fact that upstream returns were always better, that may be true if you’re looking at global refining margins but we’re not a global refiner. We’re a focused, primarily Midwest and Gulf Coast refiner. And as we look at the future of that business, we think the returns are going to be strong, and our balance will ultimately be dictated by where we see the greatest profitability.

Paul Cheng — Lehman Brothers

When you’re looking for growth opportunity downstream will you still be just focusing your existing core area, or you will branch out, outside of the Midwest and Gulf Coast?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

I can assure you won’t see us on the East Coast or the West Coast, we are going to be a focused Midwest and Gulf Coast player.

Paul Cheng — Lehman Brothers

Great. Just one final question, I promise. Now that you’re — assume that the transaction goes through and you have 100%, if, say, a year from now that opportunity to — you may have a national oil company may come to you and say, okay, I want to form a joint venture partnership with you on the downstream, and in return I will give you a favorable treatment in my upstream sector. I presume that that is okay with you, that you do not mind to lose 100% interest or the total control on the downstream in order to get there.

Clarence Cazalot - Marathon Oil Corporation — President and CEO

I’m not going to give you an answer other than to say that I’m always willing to listen.

Paul Cheng — Lehman Brothers

[ LAUGHTER ] Excellent. Thank you.

Operator

Our next question comes from Fadel Gheit with Oppenheimer.

Fadel Gheit — Oppenheimer

Hi Janet and gentlemen. Most of the questions have been answered but I have a question on what is the likelihood that the IRS might not go along with the tax-free transaction?

Raja Sahni — Marathon Oil Corporation, Director of Tax & Financial Planning

Fadel this is Raja Sahni. We wouldn’t have announced the transaction if we didn’t have significant level of confidence in the IRS ruling process. However, due to the uncertainties of that process, we’re just going to have to guide the ruling through the IRS national office, and you know, see where it lands. It is, however, our expectation that the IRS will provide us with the favorable responses that we’re seeking.

Fadel Gheit — Oppenheimer

Thank you.

Operator

Our next question comes from Jay Saunders with Deutsche Bank.

Jay Saunders — Deutsche Bank

Just a couple of quick questions. I’m wondering if you could give a little bit more detail on any of the cost synergies that you might get and secondly, is it — do you think it’s a necessity to put more money into the downstream to facilitate some of these opportunities you see with the oil sands in the Middle East and Russia, I guess more specifically, can you right now process a lot of the synthetic crude out of Catlettsburg, for instance, or you think there’s a lot more investment that you need in that refinery or others?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Let me — we’ve got Gary Heminger is on the line. Gary, you want to tackle that one?

Gary Heminger — Marathon Ashland Petroleum LLC, President

Sure. Today we do not have a Coker at Catlettsburg nor Robinson. When you look at the Midwest we’re already taking Canadian crude into Detroit today, into St. Paul, into Catlettsburg but it isn’t necessarily — and a little bit into Robinson, but what’s going into Robinson is a much sweeter slate. So, you know, we would have to make some substantial investment in order to be able to take the real heavy oil sands, let’s say, into a Catlettsburg. With the project that we have going on in Detroit that we’ve previously announced, we will be taking some more Canadian crudes into that plant and, you know, we have 631,000 barrels a day of refining capacity in the Midwest. We use just over 100,000 barrels a day of Canadian crude in our system. So, yes, there are some opportunities, but it’s going to take some investment in order to be able to sour up and heavy up our slate more.

Jay Saunders — Deutsche Bank

Okay. And anything on the synergies?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Yeah, I would say, Jay, on the synergies, this was not a transaction driven by synergies, as you recognize. We already have a significant shared service function with MAP, between MAP and Marathon, but I would say to you that we do see some synergies. I think conservatively we would estimate about $20 million a year pretax, but again, we did not factor that into any of the numbers we’ve discussed with you this morning.

Jay Saunders — Deutsche Bank

All right. If I could just follow up really quickly, also on the upstream opportunities, Middle East and Russia, do you see any investment in the Gulf Coast to change the crude slate there to facilitate any of those relationships that you might be able to generate?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

It’s tough to talk about those before we have those things in hand, but, Gary, you want to just talk generically about it?

Gary Heminger — Marathon Ashland Petroleum LLC, President

Today, at Garyville, we have a transaction that we’ve announced previously with Pemex around our Coker at Garyville, we’re taking in 100,000, actually a little over 100,000 barrels a day of Maya, and we previously an announced that so we’ve already heavied up Garyville substantially. As far as Texas City we all know that’s a sweet refinery.

Jay Saunders — Deutsche Bank

Thanks.

Operator

Our next question comes from Jacques Rousseau with Friedman, Billings & Ramsey.

Jacques Rousseau — Friedman, Billings & Ramsey

Good afternoon. Most of my questions had been answered, but I’m just curious how you see this move working alongside with your return on capital employed target, which I believe at your November meeting your goal for mid cycle was greater than 10%.

Clarence Cazalot - Marathon Oil Corporation — President and CEO

That’s correct. I think at this point, until we get everything balanced out in terms of the purchase price allocation and all, it’s probably not appropriate to comment on that, but I would say that overall we think this transaction, along with the other opportunities we’re pursuing and the optionality we’ve got, we continue to see that target, and that is reflected in our forward plans. MAP, I would just say that MAP historically has generated over a 10% return, so depending upon what time frame you look at and the volatility of the upstream and downstream, this overall piece of business would be accretive to our returns.

Jacques Rousseau — Friedman, Billings & Ramsey

Great. That’s what I was looking at, too. Thank you.

Operator

Our next question comes from George Gaspar with R.W. Baird.

George Gaspar — Robert W. Baird

Good afternoon. Clarence and Janet maybe could clarify a little bit on the comment that you made that you would pay the $1.9 billion down initially at the completion of the transaction. That assumes, obviously, the billion that would come from equity. Are you saying that you can accomplish this whole transaction from an internal funding point of view, or are you saying that you take the billion nine out from using the billion of equity plus additional other debt financing that you would arrange to accomplish that because you already have to put out $700 plus million on the front end, which I guess is receivables, too, so how do you accomplish all of this without raising your potential debt level by maybe $900 million?

Janet Clark — Marathon Oil Corporation, Senior Vice President and CFO

Like I said, we have about a billion dollars of cash on hand and if we assume we raise another billion dollars from the equity offering that gives us two billion. As part of the acquisition, it’s $800 million that goes from MAP receivables and cash on hand. It is our intent after the closing of the transaction to provide liquidity at MAP to put in place an accounts receivable sale facility there. And if you look at our proposed balance sheet, our projected balance sheet, that is all incorporated in that ending 2004 balance sheet.

George Gaspar — Robert W. Baird

So —.

Janet Clark — Marathon Oil Corporation, Senior Vice President and CFO

To the extent — so there really isn’t any incremental debt but there would be incremental proceeds from an accounts receivable sales facility.

George Gaspar — Robert W. Baird

You’re saying that other than the accounts receivable facility you’re going to be able to handle all this?

Janet Clark — Marathon Oil Corporation, Senior Vice President and CFO

Yes. Well, including the equity offering.

George Gaspar — Robert W. Baird

Right. Assuming a billion dollars of equity coming in. Okay. I know that there was a question asked about, I think by Fred Leuffer about trying to divide out the assets, but would you care to comment if your price per barrel, throughput barrel, could be in the 4500 to 4800 range daily barrel throughput, as far as the valuation of the refining side of the transaction?

Raja Sahni — Marathon Oil Corporation, Director of Tax and Financial Planning

Well, you know, all I can say is we valued the Ashland minority interest on an overall business basis, and it really isn’t appropriate to get down in the weeds and allocate any of that value to particular segments of MAP’s business.

George Gaspar — Robert W. Baird

Okay. Then a question on the forward capex looking at expenditure load in the downstream side, close to conclusion of the deal, what kind of capex are you looking at going forward, that you envision now for future environmental impact to get you to — through any known governmental specs, including 15 parts per million sulfur diesel, what kind of range are you looking at on a capex side going forward from here 100% owned with the downstream?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Well, I would just say, George, the — what we’re looking at going forward on a 100% basis is precisely what MAP has built into their business plans. There’s been no changes to that. I’ll let Gary Heminger. Garry Peiffer comment on the specifics.

Garry Peiffer — Marathon Ashland Petroleum LLC, Senior Vice President of Financial and Information Technology

This is Garry Peiffer. We’ve reported that to meet the clean fuels requirements we expect to spend somewhere in the neighborhood of $900 million by the mid ‘06 to meet those requirements, and Clarence noted last year our cap ex in total was just under $800 million. This year it’s in that same general neighborhood and it’s probably going to be in that same area through ‘05 until we get through these clean fuels. So the next few years we would expect it to be in that $750 to $800 neighborhood until we get past all these clean fuel requirements.

George Gaspar — Robert W. Baird

Okay. And that’s — and your assumption there on those numbers is 100% control of the operation?

Garry Peiffer — Marathon Ashland Petroleum LLC, Senior Vice President of Finance and Information Technology

That’s correct. Historically, all the capex and everything has been 100% MAP on the statistics and the numbers reported by Marathon.

George Gaspar — Robert W. Baird

I gotcha. Thank you.

Ken Matheny — Marathon Oil Corporation, Vice President, Investor Relations and Public Affairs

Gary, why don’t you bring people up to date on how much of that $900 million has already been spent, or will be spent by the end of this year, for example.

Gary Heminger — Marathon Ashland Petroleum LLC, President

By the end of this year we will have spent right at half of it, by the end of ‘04.

George Gaspar — Robert W. Baird

Okay. Thank you.

Operator

Our next question comes from Aubrey Fine with J.P. Morgan.

Aubrey Fine — JP Morgan

Hi. That was my question, so I’m finished. Thank you.

Operator

As a reminder, press star 1 if you have a question. We’ll now move on to Andrew Rosenfeld with Prudential Equity Growth.

Michael Mayer — Prudential Securities

Yeah, this is Michael Mayer. Most of my questions have also been answered, but I’d like to ask Clarence a philosophical question. You presented a pretty bullish, or a reasonably strong outlook for the U.S. downstream, which we concur with, and yet you were pretty adamant in saying you had no intention of expanding to either the East Coast or West Coast. The West Coast has similar constraints and metrics to the mid-continent area where you have a great position. Why are you so adamant about not expanding to the West Coast?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

I honestly think the good deal of MAP’s success revolves around the fact that it is focused in its niche area, and it combines a solid integrated set of refineries that are linked with its mid-stream transportation and distribution systems to its marketing assets, and I just think that it is that focus and that strong set of assets with people that know and understands the business that allows us to create a competitive advantage. Not to say you couldn’t go to the West Coast and reap the benefit of those markets when they’re strong, but I also would suggest to you that buying assets on the West Coast with no existing business out there is going to be pretty pricey. There’s really no competitive advantage we’d have, no uplift. Frankly, the West and the East Coast market worry me a bit just because of the constant threat of imported products and the arbitrage that’s created in that basin. As you know the Midwest tends to be a somewhat more protected market. Again, I’m particularly bullish in the Midwest because of what we said earlier in terms so the influx of Canadian crude. I just think that that market with an influx of a million barrels a day of additional crude isn’t going to be given up all that easily and we ought to hopefully continue to see a widening of the light/heavy differential there and perhaps lower overall feed stock costs for the people well positioned in the Midwest. When I said — when you said I’m bullish on overall U.S. — I am, but particularly more so on the Midwest.

Michael Mayer — Prudential Securities

Maybe just a follow-up. Do you think your market share in the Midwest precludes further refinery acquisitions?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Gary Heminger, you want to comment on that?

Gary Heminger — Marathon Ashland Petroleum LLC, President

Yes. We have looked at a number of opportunities that have been out in the market. We believe we have opportunities to continue to invest in the Midwest and totally agree with what Clarence just outlined on the logistics infrastructure and the market infrastructure, but there are many ways to look at how we would invest, or how we could invest in the future in the Midwest. It could be in refining, it could be in pipeline, or it could be in marketing. So we really have three ways of going to business, and within marketing we have another three ways to go to business, whether it’s through the brand, SSA, or the Pilot Travel Center chain. So we think we have upside opportunity in the Midwest.

Michael Mayer — Prudential Securities

Great. Do you consider, perhaps, putting some pipeline interest into LLC form as a way of raising cash?

Gary Heminger — Marathon Ashland Petroleum LLC, President

We have looked at many different opportunities over the years, and, you know, as I’ve stated before, on that question, we have a very strong pipeline operation. It really comes down to a question for Janet on a financing, a balance sheet discussion some day down the road.

Michael Mayer — Prudential Securities

Thank you.

Ken Matheny — Marathon Oil Corporation, Vice President , Investor Relations and Public Affairs

Before we take the next question, we do have another piece of news that Janet would like to give to people on the call.

Janet Clark — Marathon Oil Corporation, Senior Vice President and CFO

Moody’s just issued the release whereby they affirm their rating of Baa 1 long-term rating for Marathon with a stable outlook. So that means all three ratings agencies have affirmed our rating given this transaction and the expected equity offering connected with it.

Ken Matheny — Marathon Oil Corporation, Vice President, Investor Relations and Public Affairs

Could we take the next question now.

Operator

Our next question comes from Vivek Pal with Goldman Sachs.

Vivek Pal — Goldman Sachs

Could you just give us a sense of how much cash you need on your balance sheet on an ongoing basis? You currently have about $1.4 billion which I believe you were raising for this acquisition. Just trying to get a sense of how much you need to raise from the market for your $1.9 million commitment.

Janet Clark — Marathon Oil Corporation, Senior Vice President and CFO

I’m not quite sure what the question is, but in terms of actual cash in the bank account, you know, that’s really not a very large number. Obviously we’ve got a revolver that’s not drawn down at all at this point.

Vivek Pal — Goldman Sachs

Okay. Thank you.

Operator

Our next question comes from Paul Theiss with Lehman Brothers.

Paul Theiss — Lehman Brothers

Just three quick questions, Janet. The transitory debt I assume after you will have a short-term facility that’s going to cover that however temporarily?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Yeah that will be put in place at the time of the — essentially at the time of the closing.

Paul Theiss — Lehman Brothers

Okay. And second, maybe I could ask the question around your upstream acquisition plans. In terms of your balance sheet leverage, obviously you’re managing towards kind of an historical 40% plus or minus leverage number. Is there a book leverage target or ceiling above which you would not want to see it go around any potential acquisition you may make in the upstream?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

We have previously said that — and this was back in the days when we were at 48%, I think, right after the separation from USX and the CMS acquisition in EG we got up to 48% cash adjusted debt to capital and we made a commitment then we would not go above 50%. As a ceiling I think that remains but I would say as Janet indicated earlier we really want to be around the 40% level. We think that’s an appropriate place for us. We’ve worked hard to take ourselves down from the 48 to the 33 to create the flexibility to do this transaction, and again as we see our funding plans going forward, across the business, we don’t get anywhere near that 50%. But that’s the prior ceiling we put on it, and I would continue to hold to that.

Paul Theiss — Lehman Brothers

And in terms of what you might acquire down the road, I heard you talk a lot about heavy oil and oil sands, both North America and overseas, your view of the natural gas market, either in North America or overseas and how that would fit in your upstream profile and where you see valuations in terms of reserves trading right now?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Well, I think buying proven gas reserves in North America is a pretty pricey consideration today, and, of course, that was one of the reasons we sold our Canadian gas reserves last year at what we felt were very strong valuation. Our view in terms of playing the North American gas market is to certainly take advantage of the assets we’ve got today and the exploration opportunities we see primarily in the Gulf of Mexico but for the most part it’s to play it through LNG. Whether it’s our EG project into Lake Charles or additional supplies we may bring in through our regas capacity at Elba island that’s how we see ours playing into the North American gas market. We’re bullish on natural gas globally but it’s on the side of commercializing stranded gas that’s already been discovered and moving it to market.

Paul Theiss — Lehman Brothers

In terms of kind of a break point for Henry Hub gas prices, would $3 be a good one to use in terms where all of your LNG project stay economic?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

Yeah, I would say anyone looking at an LNG project coming to the U.S., wanting to make a reasonable return, needs to target in the $3 to $3.50 range out into the future. We’re not talking about it today, we’re talking about the latter part of this decade and into the next decade when these LNG project would be really up and running.

Paul Theiss — Lehman Brothers

Last question. Do you see any problem getting Hart-Scott-Rodino approval given that it’s an election year and there’s a current focus on gas prices generically?

Dick Horstman — Marathon Oil Corporation, Asst. General Counsel

No. This is Dick Horstman. No we don’t. For antitrust purposes, Marathon already controls MAP and we’re not in the maleic anhydride business, and we’re not in the instant oil change business so we don’t see a problem.

Operator

Our next question comes from Mark Pibl with Barclays.

Mark Pibl — Barclays

Good afternoon. Just one follow-up question. In the past you had targeted ratings in the single A range. Is that still one of your goals?

Clarence Cazalot - Marathon Oil Corporation — President and CEO

I think at this point we’re very comfortable as a strong BBB plus or Baa 1. We think that gives us the financial flexibility to fund our growth going forward without being overly concerned about a credit rating. In terms of cost savings associated with the improved rating they are more than outweighed by the ability to finance the very high return growth that we’re facing.

Mark Pibl — Barclays

Thank you.

Operator

There are no more questions at this time. I’ll turn the conference over to Ken Matheny for any closing remarks.

Ken Matheny — Marathon Oil Corporation, Vice President, Investor Relations and Public Affairs

I’d like to express my thanks to everybody for participating. I would like to remind you for any follow-up questions, both Howard Thill and myself are available, and this webcast will be up on our website for the next two weeks. Thank you.

Operator

That concludes today’s conference call. We thank you for your participation, and have a nice day.